Q1 2018 Additional Information: Debt 1 Note: Numbers may not add due to rounding Net debt breakdown - Unaudited Exhibit 99.3 €B Dec. 31, ‘17 Mar. 31, ‘18 Cons. Ind. Fin. Cons. Ind. Fin. 18.0 15.5 2.5 Gross debt (*) 16.2 13.4 2.8 (0.3) (0.3) - Fin. Receiv. from Fin.Co. JV (0.4) (0.4) - (0.2) (0.2) (0.0) Derivatives M-to-M, Net (0.2) (0.2) 0.0 (12.8) (12.6) (0.2) Cash & marketable securities (11.8) (11.6) (0.2) 4.7 2.4 2.3 Net debt 3.9 1.3 2.6 (*): net of Intersegment receivables

Q1 2018 Additional Information: Debt 2 Note: Numbers may not add due to rounding Outstanding Dec. 31, ’17 Outstanding Mar. 31, ’18 17.7 Cash maturities 15.9 7.2 Bank debt 6.7 9.8 Capital market debt 8.5 0.7 Other debt 0.7 0.4 Asset-backed financing 0.4 (0.1) Accruals (0.1) 18.0 Debt vs Third Parties 16.2 (0.3) Fin. Receiv. From Fin.Co. JV (0.4) 17.7 Gross Debt (Net of Fin. Receiv. From Fin.Co. JV) 15.9 (12.8) Cash & marketable securities (11.8) (0.2) Derivatives (assets)/liabilities (0.2) 4.7 Net debt 3.9 7.6 Undrawn committed revolving facilities 7.6 Debt breakdown- Unaudited €B

Q1 2018 Additional Information: Debt 3 Debt maturity schedule - Unaudited €B Outstanding Mar. 31 ‘18 9M 2018 2019 2020 2021 2022 Beyond 6.7 Bank debt 3.7 1.1 0.7 0.4 0.3 0.5 8.5 Capital market debt 0.8 1.7 1.2 1.0 1.4 2.5 0.7 Other debt 0.4 0.1 0.0 0.0 0.0 0.1 15.9 Total cash maturities * 4.9 3.0 1.9 1.4 1.7 3.0 11.8 Cash and marketable securities 7.6 Undrawn committed revolving facilities 19.4 Total available liquidity 8.1(**) Sale of receivables (IFRS de- recognition compliant) 5.2 of which receivables sold to financial services JVs (FCA Bank) Note: Numbers may not add due to rounding * Excludes accruals and Asset backed financing (€ 0.4B in March 2018). Total Debt vs Third Parties € 16.2B ** Non including € 1.2B receivables sold from InCo to FinCo and not sold to Third Parties